EXHIBIT 12.1
EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	For the year ended December 31,					Three months ended
	2001(1)	2002(1)	2003(1)	2004(1)	2005	March 31, 2006
Earnings:
Income before taxes, minority interest, and equity in earnings of equity investees	$991	$(126)	$(619)	$(244)	$(16,947)	$(1,026)
Interest expense, net of amortization of premium/discount	3,315	5,547	5,597	5,623	16,186	6,870
Amortization of deferred fees	121	168	174	163	1,904	274
Distributed income of equity investees	470	219	999	808	879	—

Total earnings	$4,897	$5,808	$6,151	$6,350	$2,022	$6,118

Fixed charges:
Interest expense, net of amortization of premium/discount	$3,315	$5,547	$5,597	$5,623	$16,186	$6,870
Amortization of deferred financing costs	121	168	174	163	1,904	274

Total fixed charges	$3,436	$5,715	$5,771	$5,786	$18,090	$7,144

Consolidated ratio of earnings to fixed charges (2)	1.43	1.02	1.07	1.10	—	—

(1)	Information presented for periods prior to January 31, 2005, the date of our initial public offering, relate to our predecessor.

(2)	For the year ended December 31, 2005 and the three months ended March 31, 2006 fixed charges exceeded earnings by $16,068 and $1,026, respectively.